SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 8)


                                   Belcor Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                  0774430 20 8
                                 (CUSIP Number)


                          Theresa C. Morris, Secretary,
                         Coastal Capital Partners, L.P.,
                           101 Morgan Lane, Suite 180,
                              Plainsboro, NJ 08536

                           Christian S. Herzeca, Esq.,
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                               New York, NY 10022
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 11, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement:  |_|

                               Page 1 of 59 Pages
                        Exhibit Index appears on Page 25

                                  SCHEDULE 13D
CUSIP No.  0774430 20 8
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Coastal Capital Partners, L.P. 22-3348638
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        22,411,609 shares of Common Stock
  NUMBER OF             Warrants to acquire 1,063,332 shares of Common Stock
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             51,030 shares of Common Stock
EACH REPORTING          Warrants to acquire 925,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        22,411,609 shares of Common Stock
                        Warrants to acquire 1,063,332 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
                        22,462,639 shares of Common Stock
                        Warrants to acquire 1,988,332 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         81.6%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                               Page 2 of 59 Pages

                                  SCHEDULE 13D
CUSIP No.  0774430 20 8
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    Coastal Capital Partners, Inc.  22-3291782
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF                   - 0 -
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             22,462,639 shares of Common Stock
EACH REPORTING          Warrants to acquire 1,988,332 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                              - 0 -
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        22,411,609 shares of Common Stock
                        Warrants to acquire 1,063,332 shares of Common Stock
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,462,639 shares of Common Stock
         Warrants to acquire 1,988,332 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         81.6% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                               Page 3 of 59 Pages

                                  SCHEDULE 13D

CUSIP No.  0774430 20 8
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Philip L. Yang, Jr.  ###-##-####
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Philippines
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF                   - 0 -
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             22,462,639 shares of Common Stock
EACH REPORTING          Warrants to acquire 1,988,332 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                              - 0 -
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        22,411,609 shares of Common Stock
                        Warrants to acquire 1,063,332 shares of Common Stock
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
                        22,462,639 shares of Common Stock Warrants
                        to acquire 1,988,332 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         81.6% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                               Page 4 of 59 Pages

                                  SCHEDULE 13D
CUSIP No.  0774430 20 8
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Michael Y. Gan  ###-##-####
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Philippines
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF                   - 0 -
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING      Warrants to acquire 150,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                    Warrants to acquire 150,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         Warrants to acquire 150,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%  See Item 5
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                               Page 5 of 59 Pages

                                  SCHEDULE 13D

CUSIP No.  0774430 20 8
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Theresa C. Morris  ###-##-####
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF                   - 0 -
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING      Warrants to acquire 150,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                    Warrants to acquire 150,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

                    Warrants to acquire 150,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%  See Item 5
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                               Page 6 of 59 Pages

                                  SCHEDULE 13D
CUSIP No.  0774430 20 8
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Donald M. Leibsker  ###-##-####
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   00
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF                   - 0 -
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY         51,030 shares of Common Stock
EACH REPORTING      Warrants to acquire 475,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                    51,030 shares of Common Stock
                    Warrants to acquire 475,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
                    51,030 shares of Common Stock
                    Warrants to acquire 475,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.8%  See Item 5
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                               Page 7 of 59 Pages

                                  SCHEDULE 13D
CUSIP No.  0774430 20 8
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  M. Douglas Caffey  ###-##-####
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   00
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF                   - 0 -
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING      Warrants to acquire 50,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                    Warrants to acquire 50,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

                   Warrants to acquire 50,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%  See Item 5
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                               Page 8 of 59 Pages

                                  SCHEDULE 13D
CUSIP No.  0774430 20 8
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  K. Glenn Cole
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   00
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF                   - 0 -
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING      Warrants to acquire 100,000 shares of Common Stock
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                    Warrants to acquire 100,000 shares of Common Stock
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

                   Warrants to acquire 100,000 shares of Common Stock
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4%  See Item 5
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                               Page 9 of 59 Pages

                         Amendment No. 8 to Schedule 13D


         This statement amends the Statement on Schedule 13D, dated October 27, 1994, Amendment No. 1 thereto, dated October 3, 1995, Amendment No. 2 thereto, dated October 10, 1995, Amendment No. 3 thereto, dated November 20, 1995, Amendment No. 4 thereto, dated May 29, 1996, Amendment No. 5 thereto, dated July 2, 1996, Amendment No. 6 thereto, dated August 29, 1996 and Amendment No. 7 thereto, dated October 4, 1996 (together, the "Schedule 13D"), filed by Coastal Capital Partners, L.P., a Delaware limited partnership ("Coastal LP"), Coastal Capital Partners, Inc. a Delaware corporation ("Coastal GP"), the sole general partner of Coastal LP, Philip L. Yang, Jr. ("Yang"), the chairman of the Board of Directors and sole shareholder of Coastal GP, Michael Y. Gan ("Gan"), Theresa
C. Morris ("Morris"), Donald M. Leibsker ("Leibsker"), M. Douglas Caffey ("Caffey") and K. Glenn Cole ("Cole") (collectively, the "Filing Persons"),with respect to the Common Stock, $0.10 par value (the "Common Stock") of Belcor Inc.,a California corporation (the "Company"). Notwithstanding this amendment No. 8, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D.


Item 1.           Security and Issuer.

         The information set forth in Item 1 of Amendment No. 4 is incorporated herein by reference.

Item 2.           Identity and Background.

         The information set forth in Item 2 of Amendment No. 6 is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         Except as set forth below, the information set forth in Item 3 of Amendment No. 6 is incorporated herein by reference.

                  "In order to effect the transactions required by the Contribution Plan described in Item 4 of this Amendment No. 8, Coastal L.P. increased its holdings in Rio Grande through the following transactions:

         1. Coastal L.P. held a $977,000 convertible note in Rio Grande, which it exercised at a conversion rate of $0.24 per share of the common stock of Rio Grande (the "Rio Common Stock") and received approximately 4,070,833 shares of Rio Common Stock;

         2. Coastal L.P. purchased approximately 1,041,667 shares of Rio Common Stock from Rio Grande in exchange for a promissory note in the amount of $250,000 payable in five equal monthly principal installments, plus interest at 8.5%, commencing in November 1996, The funds to be used to make such payments will be obtained from the working capital of Coastal L.P.;

         2. J.H. Bailey assigned 84,788 shares of Rio Common Stock to Coastal L.P. in exchange for Coastal L.P.'s agreement to repay or assume the note payable associated therewith. The funds to be used to make such payment will be obtained from the working capital of Coastal L.P.; and

         3. Coastal L.P. purchased 641,420 shares of Rio Common Stock from Peter Galli in exchange for 930,059 shares of the Common Stock of the Company.

                               Page 10 of 59 Pages

                  Upon   the   completion   of   the   three    above-referenced
         transactions, the total number of shares of Rio Common Stock held by Coastal L.P. was in excess of 15,500,000.

Item 4.  Purpose of Transaction.

         Except as set forth below, the information set forth in Item 4 of Amendment No. 7 is incorporated herein by reference.

                    "(a) In connection with the acquisition by the Company of approximately 80.74% of the outstanding shares of Rio Common Stock (the "Rio Acquisition"), the Company and Coastal L.P. entered into a Securities Purchase Agreement dated as of October 11, 1996 (the "Securities Purchase Agreement"), whereby Coastal L.P. contributed 15,500,000 shares of its shares of Rio Common Stock to the Company in exchange for 22,475,000 newly issued shares of the Common Stock of the Company, based on an exchange ratio of 1 share of Rio Common Stock for
          1.45 shares of the Common Stock of the Company. Upon the completion of the series of transactions undertaken in connection with the Rio Acquisition, Coastal L.P. had increased its ownership of shares of the Common Stock of the Company to 22,411,609 shares, which represents approximately 80.07% of the currently outstanding shares of the Company.

                    Also in connection with the Rio Acquisition, the Company and Rio Grande entered into a Warrant Purchase Agreement dated as of October 11, 1996 (the "Warrant Purchase Agreement"), pursuant to which the Company agreed to cancel the Settlement Warrants in exchange for an additional 9,000,000 shares of Rio Common Stock.

                    The Company and Rio Grande also entered into an Agreement of Purchase and Sale of Real Property dated as of October 11, 1996 (the "Red Hills Agreement", collectively with the Securities Purchase Agreement and the Warrant Agreement, the "Contribution Plan"). Pursuant to the Red Hills Agreement, the Company sold the Red Hills Rights to Rio Grande in exchange for 2,500,000 shares of Rio Common Stock. At the time of this transaction, the Red Hills property was carried on the Company's balance sheet at a value of $116,000 and was subject to a three-year option by Rio Grande to purchase the property for $600,000.

                    Pursuant to the Contribution Plan, the Company acquired 27,000,000 shares of Rio Common Stock, which represented approximately 80.74% of the outstanding shares of Rio Common Stock.

                    As of October 31, 1995, the date of the Company's most recent fiscal year, it had available net operating loss carryforwards for federal income tax purposes of approximately $17 million which expire in varying amounts from 1997 through 2010. As a result of the transactions described above, the Company's ability to utilize fully such losses in the future may be significantly limited.

                    As of July 31, 1996, the date of Rio Grande's latest unaudited financial statements, Rio Grande had total assets of $2.26 million and total stockholders' equity of $1.19 million. For the nine months ended July 31, 1996 and from inception on September 28, 1992 through July 31, 1996, Rio Grande incurred net losses of $389,000 and $1011,000, respectively.

                    Prior  to the  completion  of  the  Contribution  Plan,  the
          Company   obtained  an  Opinion  from   Westerly   Partners  that  the
          consideration to be received by the Company pursuant to

                               Page 11 of 59 Pages
          the Contribution Plan is fair to the holders of the Common Stock of the Company from a financial point of view.

                    Coastal L.P.'s interest in participating in the Contribution Plan was based, in part, on its desire to convert its indirect investment in certain property and leases for a closed silver mine, known as the "Shafter Project", located near Shafter, in Presidio County, Texas, from an interest in a privately-held company into an interest in a publicly-held company, which the management of Coastal L.P. believes may offer Coastal L.P. advantages in the evaluation of the Shafter Project and may eventually aid in any potential disposition of the Shafter Project. In addition, the management of Coastal L.P. believes the value of the assets related to both the Red Hills Rights and the Shafter Project could be enhanced if the two assets were held under common ownership.

                    The management of Coastal L.P. is aware that the Company's management intends to explore potential refinancing opportunities in Canada, the U.S., Europe and Asia and may also entertain offers for joint ventures or opportunities to sell all or part of its assets or stock.

                    Except as described above, the filing persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Company, or the disposition of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors  or  management  of the  Company,  including  any  plans  or proposals to change the number or term or directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

                    Notwithstanding the foregoing, each of the Filing Persons reserves the right to take such action in the future as it deems necessary or desirable in connection with its investment in the Company.

Item 5.  Interest in Securities of Issuer.

         (a)-(b) Cole has the right to purchase 50,000 shares of Common Stock at a price of $.15 per share under the Assigned Warrants. Cole also has the right to purchase 50,000 shares of Common Stock at a price of $.20 per share under the Issued Warrants. As described in Item 4 of Amendment No. 6, Cole has entered into the Cole Voting Agreement which gives Coastal LP the right to direct Cole in his voting of any shares of Common Stock he hereafter acquires by exercise of the Cole Warrants. The number of shares of Common Stock beneficially owned by Cole represents approximately 0.4% of the shares of Common Stock which would be issued and outstanding upon exercise of the Cole Warrants.

                  Leibsker has the right to purchase 400,000 shares of Common Stock at a price of $.18 per share under the "Old Leibsker Warrant." Leibsker also has the right to purchase 75,000 shares of Common Stock at a price of $.20 per share under the "New Leibsker Warrant" (with a right to purchase an additional 75,000 shares vesting on June 28, 1997). Leibsker also owns 51,030 shares of Common Stock. Caffey has the right to purchase 50,000 shares of Common Stock at a price of $.20 per share under the "New Caffey Warrant" (with a right to purchase up to an additional 50,000 shares vesting on June 28, 1997). As described in Item 4 of Amendment No. 5, Leibsker and Caffey have entered into a shareholders agreement which gives Coastal LP the right to direct Leibsker and Caffey in their voting of any shares of Common Stock they now own or hereafter acquire by exercise of their

                               Page 12 of 59 Pages
respective warrants. The numbers of shares of Common Stock beneficially owned by Leibsker and Caffey represent approximately 1.8% and 0.2%, respectively, of the shares of Common Stock which would be issued and outstanding upon exercise of the relevant warrants held by each of Leibsker and Caffey, which include the Old Leibsker Warrant, the New Leibsker Warrant and the New Caffey Warrant (collectively, the "Leibsker/Caffey Warrants").

                  Morris and Gan each have the right to purchase 150,000 shares of Common Stock under their respective warrants (collectively, the "Morris/Gan Warrants"). Pursuant to a voting agreement entered into with Coastal LP, as described in Item 4 of Amendment No. 4, Coastal LP has the right to direct Morris and Gan in their voting of any shares they acquire by exercise of their respective warrants. The number of shares of Common Stock beneficially owned by Morris and Gan, after the exercise of their respective warrants, represents approximately 0.5% and 0.5%, respectively, of the shares of Common Stock which would then be issued and outstanding.

                  After giving effect to its assignment of the Assigned Warrants, the Fraser Warrants and the HRI Warrants, as described in Item 3 of Amendment No. 6, Coastal LP has the right to purchase 1,063,332 shares of Common Stock under the Coastal Warrants, which are currently exercisable at $.15 per share, and owns 22,411,609 shares of Common Stock. Coastal LP has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Coastal Warrants and the Common Stock acquired upon exercise of the Coastal Warrants. Coastal LP has shared power to vote or direct the vote of 51,030 shares of Common Stock now owned by Leibsker, 100,000 shares of Common Stock that may be acquired by Cole upon exercise of the Cole Warrants, 525,000 shares of Common Stock that may be acquired by Leibsker and Caffey upon exercise of the Leibsker/Caffey Warrants and 300,000 shares of Common Stock that may be acquired by Morris and Gan upon exercise of the Morris/Gan Warrants.

                  The number of shares of Common Stock beneficially owned by Coastal LP represents approximately 81.6% of the shares of Common Stock which would be issued and outstanding upon exercise of the Cole Warrants, the Leibsker/Caffey Warrants, the Morris/Gan Warrants and the remaining Coastal Warrants.

                  Each of Coastal GP and Yang may, by virtue of their relationship to Coastal LP, be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) and to share with Coastal LP voting and dispositive power with respect to the Coastal Warrants, the 1,063,332 shares of Common Stock issuable upon exercise of the Coastal Warrants and the 22,411,609 shares of Common Stock owned by Coastal LP. Each of Coastal GP and Yang may be deemed to share voting power with respect to 51,030 shares of Common Stock now owned by Leibsker, 100,000 shares of Common Stock that may be acquired by Cole upon exercise of the Cole Warrants, 525,000 shares of Common Stock that may be acquired by Leibsker and Caffey upon exercise of the Leibsker/Caffey Warrants and 300,000 shares of Common Stock that may be acquired by Morris and Gan upon exercise of the Morris/Gan Warrants. The number of shares of Common Stock beneficially owned by each of Coastal GP and Yang represents approximately 81.6% of the shares of Common Stock which would be issued and outstanding upon exercise of the Cole Warrants, the Leibsker/Caffey Warrants, the Morris/Gan Warrants and the remaining Coastal Warrants.

                  (c) Except as described in Item 4 of this Amendment No. 6, no transactions in the Common Stock or in other securities convertible into Common Stock were effected in the past sixty days by any of the Filing Persons.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Coastal Warrants.

                  (e)  Not applicable.


                               Page 13 of 59 Pages

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         Except as described in Item 4 and Item 5 of this Amendment No. 8, the information set forth in Item 6 of Amendment No. 6 is incorporated herein by reference.

Item 7.           Material to be filed as Exhibits.

          The following documents are filed as exhibits.

Exhibit A      -    Joint Filing Agreement Pursuant to Rule 13d-l(f).*

Exhibit B      -    Power of Attorney.*

Exhibit C      -    Warrant Purchase and Investor's Rights  Agreement,  dated as of October 20, 1994, between Coastal Capital Partners, L.P.,
                    Belcor Inc. and Mark S. Isaacs.*

Exhibit D      -    Warrant  to  purchase  3,000,000  shares of common  stock of
                    Belcor Inc., dated as of October 20, 1994.*

Exhibit E      -    Letter Agreement, dated October 20, 1994, by Coastal Capital
                    Partners,  L.P. regarding finders fee arrangement with David
                    Fraser.*

Exhibit F      -    Letter Agreement, dated October 20, 1994, by Coastal Capital
                    Partners, L.P. regarding possible $100,000 secured loan to Belcor Inc.*

Exhibit G      -    Agreement and Plan of  Reorganization,  dated as of December
                    1, 1993, between SilTex Resources,  Incorporation and Belcor
                    Inc.*

Exhibit H      -    Termination Agreement,  dated as of October 3, 1995, between
                    Rio Grande Mining Company and Belcor Inc.*

Exhibit I      -    Investors'  Rights  Agreement,  dated as of October 3, 1995, between Coastal  Capital  Partners,  L.P.,  Belcor Inc., Rio
                    Grande Mining Company and certain other securityholders of Belcor Inc.*

Exhibit J      -    Letter Agreement,  dated September 28, 1995, between Coastal
                    Capital  Partners,  L.P.,  Belcor  Inc.,  Rio Grande  Mining
                    Company and D. Ross Hamilton.*

Exhibit K      -    Joint Filing Agreement Pursuant to Rule 13d-(f).*

Exhibit L      -    Power of Attorney.*

Exhibit M      -    Power of Attorney.*

Exhibit N      -    Warrant Purchase  Agreement,  dated as of November 10, 1995, between Coastal Capital Partners, L.P. and Michael Y. Gan.*

--------
*    Previously filed.

                               Page 14 of 59 Pages

Exhibit O      -    Warrant Purchase  Agreement,  dated as of November 10, 1995, between  Coastal  Capital  Partners,  L.P.  and  Theresa  C.
                    Morris.*

Exhibit P      -    Voting  Agreement,  dated as of November 10,  1995,  between
                    Coastal Capital Partners,  L.P.,  Michael Y. Gan and Theresa
                    C. Morris.*

Exhibit Q      -    Joint Filing Agreement Pursuant to Rule 13d-(f).*

Exhibit R      -    Power of Attorney.*

Exhibit S      -    Power of Attorney.*

Exhibit T      -    Amended and Restated Termination Agreement, dated as of June
                    26, 1996, between Rio Grande Mining Company and Belcor Inc.*

Exhibit U      -    Warrant to purchase 17,000,000 shares of common stock of Rio
                    Grande Mining Company, dated as of June 26, 1996.*

Exhibit V      -    Release,  dated as of June 26,  1996,  of Rio Grande  Mining
                    Company in favor of Belcor Inc.*

Exhibit W      -    Deed Without Warranties,  dated June 26, 1996, of Rio Grande
                    Mining Company in favor of Belcor Inc.*

Exhibit X      -    Release,  dated as of June 26, 1996, of Belcor Inc. in favor of Rio Grande Mining Company.*

Exhibit Y      -    Option to  Purchase  Agreement,  dated as of June 26,  1996, between Rio Grande Mining Company and Belcor Inc. *

Exhibit Z      -    Amended and Restated  Investors' Rights Agreement,  dated as of June 26, 1996,  between Coastal Capital  Partners,  L.P.,
                    Belcor Inc., Donald Leibsker and M. Douglas Caffey.*

Exhibit AA     -    Belcor Inc.  Shareholders'  Agreement,  dated as of June 26,
                    1996,   between  Coastal  Capital  Partners,   L.P.,  Donald
                    Leibsker and M. Douglas Caffey.*

Exhibit AB     -    Irrevocable Proxy of Belcor Inc., dated as of June 26, 1996, in favor of Coastal Capital Partners, Inc. (acting on behalf of and in its capacity as the general partner of Coastal
                    Capital Partners, L.P.).*

Exhibit AC     -    Letter Agreement,  dated June 26, 1996,  between Belcor Inc.
                    and M. Douglas Caffey.*

Exhibit AD     -    Joint Filing Agreement Pursuant to Rule 13d-(f).*

Exhibit AE     -    Power of Attorney.*

Exhibit AF     -    Letter Agreement,  dated November 28, 1995,  between Coastal
                    Capital Partners, L.P., Belcor Inc. and K. Glenn Cole.*

--------
*   Previously filed.

                               Page 15 of 59 Pages

Exhibit AG     -    Voting  Agreement,  dated as of  August  27,  1996,  between
                    Coastal Capital Partners, L.P. and K. Glenn Cole.*

Exhibit AH     -    Stock  Purchase  Agreement,  dated as of October  11,  1996, between Coastal Capital Partners, L.P. and Rio Grande Mining
                    Company.

Exhibit AI     -    Stock Purchase Agreement, dated as of October 11, 1996,
                    between Coastal Capital Partners, L.P. and Peter Galli.

Exhibit AJ     -    Securities Purchase Agreement,  dated as of October 11,
                    1996, between Belcor Inc. and Coastal Capital Partners,
                    L.P.

Exhibit AK     -    Warrant  Purchase  Agreement,  dated as of October 11, 1996, between Rio Grande Mining Company and Belcor Inc.

Exhibit AL     -    Agreement of Purchase and Sale of Real Property, dated as of
                    October  11,  1996,  between Rio Grande  Mining  Company and
                    Belcor Inc.

Exhibit AM     -    Letter to Belcor, Inc. from Westerly Partners, dated October
                    11,   1996,   regarding   the   fairness  of  the   proposed
                    Contribution Plan to the shareholders of Belcor, Inc. from a financial point of view.

Exhibit AN     -    Press Release, dated October 13, 1996, "Belcor Announces 80%
                    Ownership of Rio Grande Mining Company".


--------
*       Previously filed.

                               Page 16 of 59 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 1996

                                    COASTAL CAPITAL PARTNERS, L.P.

                                    By:      Coastal Capital  Partners,  Inc. as
                                             General Partner

                                             By:/s/ Andrew K. Simpson
                                                ----------------------
                                                Andrew K. Simpson
                                                Chief Executive Officer




                               Page 17 of 59 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 1996

                                    COASTAL CAPITAL PARTNERS, INC.



                                             By:/s/ Andrew K. Simpson
                                                ----------------------
                                                Andrew K. Simpson
                                                Chief Executive Officer


                               Page 18 of 59 Pages

Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 1996




                                        By:/s/ Andrew K. Simpson
                                           ----------------------
                                           Andrew K. Simpson, as
                                           Attorney-in-fact for
                                           Philip L. Yang, Jr.
                                           Chairman of the Board and sole
                                            shareholder
                                           Coastal Capital Partners, Inc.


                               Page 19 of 59 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 1996



                                               By:/s/ Andrew K. Simpson
                                                  ----------------------
                                                  Andrew K. Simpson, as
                                                  Attorney-in-fact for
                                                  Michael Y. Gan


                               Page 20 of 59 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 1996




                                                By:/s/ Andrew K. Simpson
                                                   ----------------------
                                                   Andrew K. Simpson, as
                                                   Attorney-in-fact for
                                                   Theresa C. Morris


                               Page 21 of 59 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 1996




                                                By:/s/ Andrew K. Simpson
                                                   ----------------------
                                                   Andrew K. Simpson, as
                                                   Attorney-in-fact for
                                                   Donald M. Leibsker


                               Page 22 of 59 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 1996




                                                By:/s/ Andrew K. Simpson
                                                   ----------------------
                                                   Andrew K. Simpson, as
                                                   Attorney-in-fact for
                                                   M. Douglas Caffey


                               Page 23 of 59 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 1996




                                                By:/s/ Andrew K. Simpson
                                                   ----------------------
                                                   Andrew K. Simpson, as
                                                   Attorney-in-fact for
                                                   K. Glenn Cole


                               Page 24 of 59 Pages

EXHIBIT INDEX



EXHIBIT                 DESCRIPTION                                         PAGE


AH   Stock Purchase Agreement, dated as of October 11, 1996, between
     Coastal Capital Partners, L.P. and Rio Grande Mining Company.            26

AI   Stock Purchase Agreement, dated as of October 11, 1996, between
     Coastal Capital Partners, L.P. and Peter Galli.                          32

AJ   Securities Purchase Agreement, dated as of October 11, 1996,
     between Belcor Inc. and Coastal Capital Partners, L.P.                   35

AK   Warrant Purchase Agreement, dated as of October 11, 1996, between
     Rio Grande Mining Company and Belcor Inc.                                45

AL   Agreement of Purchase and Sale of Real  Property,  dated as of October 11, 1996,  between Rio Grande Mining Company and
     Belcor Inc.                                                              50

AM   Letter to Belcor, Inc. from Westerly Partners, dated October 11,
     1996, regarding the fairness of the proposed Contribution Plan to the
     shareholders of Belcor, Inc. from a financial point of view.             56

AN   Press Release, dated October 13, 1996, "Belcor Announces 80%
     Ownership of Rio Grande Mining Company".                                 57


                               Page 25 of 59 Pages

                                                                      EXHIBIT AH

                            STOCK PURCHASE AGREEMENT


          THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of October 11, 1996 by and between Coastal Capital Partners, L.P., a Delaware limited partnership (the "Purchaser") and Rio Grande Mining Company, a Nevada corporation (the "Company").


                                    RECITALS


          WHEREAS, the Company desires additional financing to meet its present working capital requirements;

          WHEREAS, the Purchaser desires to purchase from the Company and the Company desires to sell to the Purchaser One Million Forty-One Thousand Six Hundred Sixty Seven (1,041,667) shares of Common Stock (the "Shares") of the Company at a purchase price of $.24 per share; and

          WHEREAS, the Purchaser is a controlling shareholder of the Company.


                                    AGREEMENT

          NOW,   THEREFORE,   in   consideration   of  the   mutual   covenants,
representations and agreements contained herein, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto covenant and agree as follows:

          1. Purchase and Sale of Shares. Subject to the terms and conditions set forth in this Agreement, the Company hereby sells and delivers to the Purchaser, and the Purchaser hereby accepts, acquires and takes delivery of, the Shares, free and clear of all liens, claims and encumbrances.

          2. Purchase Price. As full consideration for the sale and delivery to the Purchaser of the Shares, the Purchaser delivers herewith to the Company as the purchase price for the Shares a secured promissory note in the principal amount of $250,000.00, at an interest rate of eight and one-half percent (8.5%) per annum, payable in installments the last of which is due and payable in May 1, 1997 and substantially in the form attached hereto as Exhibit A (the "Purchase Price").

          3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser that:

                  3.1. The Shares when sold in accordance with the terms of this Agreement will be validly issued, fully paid and nonassessable, and free and clear of all liens, charges and encumbrances, and upon transfer of the Shares to the Purchaser, the Purchaser will indefeasibly own good and marketable title to the Shares, free and clear of all pledges, liens and encumbrances.

                  3.2. The execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action.

                  3.3. This Agreement constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors' rights generally and by legal and equitable limitations on the availability of specific remedies.

                               Page 26 of 59 Pages

          4. Representations, Warranties and Covenants of the Purchaser. The Purchaser represents, warrants and covenants to the Company that:

                  4.1. It is duly authorized to enter into this Agreement and to consummate the transactions contemplated hereby.

                  4.2. It understands that the Shares are not being registered under the Securities Act of 1933 ("1933 Act") or any state securities or "Blue Sky" laws and are being sold to the Purchaser in a transaction intended to be exempt from the registration requirements of the 1933 Act and any such laws.

                  4.3. It has knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and is able to bear the economic risk of investment in the Shares. The Purchaser has been furnished with and had an opportunity to review all information regarding the Shares which Purchaser has requested from the Company and has had any questions arising from such review answered by the Company.

                  4.4. It is acquiring the Shares for its own account and not with a view to distribution within the meaning of the 1933 Act or state blue sky laws, and it will not, directly or indirectly, voluntarily offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to purchase or otherwise acquire or take a pledge of) any such Shares except in compliance with the 1933 Act and the rules and regulations promulgated thereunder.

                  4.5. It understands that the Shares cannot be resold unless they are first registered under the 1933 Act and any applicable state securities or "Blue Sky" laws, or such sale is made pursuant to an exemption from the registration requirement of the 1933 Act and such laws, and that each of the Shares bears the following legend:

          THE SECURITIES REPRESENTED HEREBY HAVE BEEN ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND ARE NOT REGISTERED THEREUNDER. IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THESE SECURITIES, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, EXCEPT PURSUANT TO A REGISTRATION STATEMENT DULY FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, UNLESS AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

          5.      Miscellaneous.

                  5.1. Governing Law. This Agreement is made in, and shall be governed, enforced and construed under the laws of, the State of California, without regard to the conflict of laws principles thereof.

                  5.2. Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof, and shall supersede and replace all prior understandings and agreements, whether oral or in writing. The parties confirm and acknowledge that there are no other promises, covenants, understandings, agreements, representations or warranties with respect to the subject matter of this Agreement, except as expressly set forth herein or in any instrument executed concurrently herewith.

                  5.3.  Modification.   This  Agreement  may  not  be  modified,
terminated or amended in any respect, except pursuant to an instrument in writing duly executed by all of the parties hereto.

                  5.4. Severability. In the event that any provision of this Agreement shall be adjudicated to be void, illegal, invalid or unenforceable, the remaining terms and provisions of this Agreement shall

                               Page 27 of 59 Pages
not be affected thereby, and each of such remaining terms and provisions of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

                  5.5. Further Assurances. The parties agree to execute any further documents and take any further actions as may be reasonable and appropriate in order to carry out the purpose and the intent of this Agreement.

                  5.6. Counterparts. This Agreement may be executed in one or more counterpart copies, and each of which so executed, irrespective of the date of the execution and delivery, shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument. The signature pages of one or more of the counterpart copies may be removed from such counterpart copies and all attached to the same copy of this Agreement which, with all attached signature pages, shall be deemed to be an original Agreement.


                               Page 28 of 59 Pages

          IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be executed as of the date first written above.

                                                  Rio Grande Mining Company


                                                  By:  /s/ Andrew K. Simpson
                                                       ---------------------
                                                       Andrew K. Simpson
                                                       President


                                                  Coastal Capital Partners, L.P.

                                                  By:
                                                  Coastal Capital Partners, Inc.
                                                  its General Partner


                                                  By:  /s/ Andrew K. Simpson
                                                       ---------------------
                                                       Andrew K. Simpson
                                                       Chief Executive Officer


                               Page 29 of 59 Pages

                                    Exhibit A

                             Form of Promissory Note


                             SECURED PROMISSORY NOTE


$250,000.                                     As of  October  , 1996
                                              Sonoma, California

                  FOR VALUE RECEIVED, Coastal Capital Partners, L.P., a Delaware limited partnership having its principal place of business at 101 Morgan Lane, Plainsboro, New Jersey 08536 (the "Maker") hereby promises to pay to the order of Rio Grande Mining Company, a Nevada corporation having its principal place of business at 539 Broadway, Sonoma, California 95476 (hereinafter, the "Payee"), on March 1, 1997 the unpaid outstanding principal amount hereof, together with interest from and including the date hereof on the unpaid outstanding principal balance hereof at a rate per annum equal to 8.5%. Maker shall make principal repayments to Payee of $50,000 on each of November 1, 1996, December 1, 1996, January 1, 1997, February 1, 1997 and March 1, 1997 (each, a "Payment Date"). Accrued and unpaid interest may be payable in arrears, at the election of Maker, either on the Payments Dates or on the date when the principal amount shall be paid in full (whether by prepayment, by acceleration or otherwise). Interest shall be computed on the basis of a 365-day year and the actual number of days elapsed. Notwithstanding anything herein to the contrary, in no event shall the interest charged, reserved and/or taken on the loans evidenced hereby exceed the maximum allowed by and determined in accordance with applicable law.

                  This Note may be prepaid in full or in part at any time without premium or penalty, as long as the interest then due on the amount repaid is also paid.

                  All payments received hereunder shall be applied first to the payment of accrued interest and any expenses or charges payable hereunder and the balance, if any, to principal.

                  In the event that the Maker shall fail to make full and timely payment of any principal or interest hereunder, then the entire unpaid principal amount of this Note shall automatically become immediately due and payable without demand or notice, and the holder may proceed to protect and enforce his rights hereunder by an action at law, suit in equity or other appropriate proceeding, in the holder's sole discretion.

                  In the event of any failure to make a full and timely payment of any amount due under this Note, or if any other event rendering the entire unpaid principal amount of this Note immediately due and payable shall occur, Maker will pay to the Payee such further amount as shall be sufficient to cover all costs and expenses directly or indirectly incurred in connection with any action relating to collection of this Note and/or the enforcement of the holder's rights with respect to, or the administration, supervision, preservation, protection of, or realization upon, any property securing payment hereof (including expenses incurred in the defense of counterclaims whether or not related to this Note), including but not limited to attorneys' fees, expenses and disbursements.

                  The obligation of Maker to pay all amounts due and payable by Maker hereunder is secured by the pledge by Maker to Payee of 1,041,667 shares of common stock of Payee issued to Maker in connection with the execution and delivery of the Secured Promissory Note.

                  This Secured Promissory Note shall be the nonrecourse obligation of Maker, and Payee shall have no recourse to the personal assets of any partner of Maker in connection with any and all of the obligations of Maker hereunder.

                               Page 30 of 59 Pages

                  No course of dealing and no delay on the part of the holder of this Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice any of such holder's rights, powers and remedies, and no single or partial exercise of a right, power or remedy shall preclude a further exercise thereof or the exercise of another right, power or remedy.

                  Maker hereby waives trial by jury, presentment and demand for payment, notice of non-payment or dishonor, protest, notice of protest, and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of payment of this Note.

                  Maker shall not have any right to offset any payments due to the holder hereunder against any amounts claimed to be owed to holder hereunder or otherwise, but shall be required to continue to make all payments to the holder when due hereunder.

                  This Note may not be altered or amended except by a writing duly signed by the party against whom such alteration or amendment is sought to be enforced. All of the terms and provisions of this Note shall be applicable to and binding upon each and every maker, holder, endorser, surety, guarantor, and all other persons who are or may become liable for the payment hereof and their respective successors or assigns.


                  IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Note as of the date and year first above written.

                                 COASTAL CAPITAL
                                 PARTNERS, L.P.

                                 By: Coastal Capital Partners, Inc.,
                                     its General Partner


                                 By: _______________________
                                     Name: Andrew K. Simpson


                               Page 31 of 59 Pages

                                                                      EXHIBIT AI


                            STOCK PURCHASE AGREEMENT


          THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of October 11, 1996 by and between Coastal Capital Partners, L.P., a Delaware limited partnership (the "Purchaser") and Peter Galli (the "Seller").


                                    RECITALS


          WHEREAS, the Purchaser desires to purchase, and Seller desires to sell, 641,420 shares of common stock of Rio Grande Mining Company, a Nevada corporation ("Rio") owned by Seller (the "Rio Shares") in exchange for 930,059 shares of common stock of Belcor, Inc., a California corporation ("Belcor") owned by Purchaser (the "Belcor Shares");


                                    AGREEMENT

          NOW,   THEREFORE,   in   consideration   of  the   mutual   covenants,
representations and agreements contained herein, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto covenant and agree as follows:

          1. Purchase and Sale of Shares. Subject to the terms and conditions set forth in this Agreement, Seller hereby sells and delivers to Purchaser, and Purchaser hereby accepts, acquires and takes delivery of, the Rio Shares in exchange for the Belcor Shares, which Purchaser hereby sells and delivers to Seller and Seller hereby accepts, acquires and takes delivery of, each free and clear of all liens, claims and encumbrances.

          2. Representations and Warranties of Seller. Seller hereby represents and warrants to the Purchaser that:

                  2.1 The Rio Shares have been validly issued, fully paid and nonassessable, and free and clear of all liens, charges and encumbrances, and upon transfer of the Rio Shares to the Purchaser, the Purchaser will indefeasibly own good and marketable title to the Rio Shares, free and clear of all pledges, liens and encumbrances.

                  2.2 The execution, delivery and performance of this Agreement have been duly authorized by Seller.

                  2.3 This Agreement constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors' rights generally and by legal and equitable limitations on the availability of specific remedies.

                  2.4 Seller has knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Belcor Shares, and is able to bear the economic risk of investment in the Belcor Shares. The Seller has been furnished with and had an opportunity to review all information regarding the Belcor Shares which Seller has requested from Purchaser and has had any questions arising from such review answered by Purchaser.


                               Page 32 of 59 Pages

                  2.5 Seller is acquiring the Belcor Shares for its own account and not with a view to distribution within the meaning of the 1933 Act or state blue sky laws, and it will not, directly or indirectly, voluntarily offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to purchase or otherwise acquire or take a pledge of) any such Belcor Shares except in compliance with the 1933 Act and the rules and regulations promulgated thereunder.

                  2.6. Seller understands that the Belcor Shares cannot be resold unless they are first registered under the 1933 Act and any applicable state securities or "Blue Sky" laws, or such sale is made pursuant to an exemption from the registration requirement of the 1933 Act and such laws, and that each of the Belcor Shares bears the following legend:

          THE SECURITIES REPRESENTED HEREBY HAVE BEEN ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND ARE NOT REGISTERED THEREUNDER. IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THESE SECURITIES, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, EXCEPT PURSUANT TO A REGISTRATION STATEMENT DULY FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, UNLESS AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

          3. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that:

                  3.1 The Belcor Shares have been validly issued, fully paid and nonassessable, and free and clear of all liens, charges and encumbrances, and upon transfer of the Belcor Shares to Seller, the Seller will indefeasibly own good and marketable title to the Belcor Shares, free and clear of all pledges, liens and encumbrances.

                  3.2 The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate and partnership action by or on behalf of Purchaser.

                  3.3 This Agreement constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors' rights generally and by legal and equitable limitations on the availability of specific remedies.

                  3.4 Purchaser has knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Rio Shares, and is able to bear the economic risk of investment in the Rio Shares. The Purchaser has been furnished with and had an opportunity to review all information regarding the Rio Shares which Purchaser has requested from Seller and has had any questions arising from such review answered by Seller.

                  3.5 Purchaser is acquiring the Rio Shares for its own account and not with a view to distribution within the meaning of the 1933 Act or state blue sky laws, and it will not, directly or indirectly, voluntarily offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to purchase or otherwise acquire or take a pledge of) any such Rio Shares except in compliance with the 1933 Act and the rules and regulations promulgated thereunder.

                  3.6. Purchaser understands that the Rio Shares cannot be resold unless they are first registered under the 1933 Act and any applicable state securities or "Blue Sky" laws, or such sale is made pursuant to an exemption from the registration requirement of the 1933 Act and such laws, and that each of the Rio Shares bears the following legend:

          THE SECURITIES REPRESENTED HEREBY HAVE BEEN ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND ARE NOT

                               Page 33 of 59 Pages

REGISTERED THEREUNDER. IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THESE SECURITIES, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, EXCEPT PURSUANT TO A REGISTRATION STATEMENT DULY FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, UNLESS AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

          4.      Miscellaneous.

                  4.1 Governing Law. This Agreement is made in, and shall be governed, enforced and construed under the laws of, the State of California, without regard to the conflict of laws principles thereof.

                  4.2 Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof, and shall supersede and replace all prior understandings and agreements, whether oral or in writing. The parties confirm and acknowledge that there are no other promises, covenants, understandings, agreements, representations or warranties with respect to the subject matter of this Agreement, except as expressly set forth herein or in any instrument executed concurrently herewith.

                  4.3   Modification.   This  Agreement  may  not  be  modified,
terminated or amended in any respect, except pursuant to an instrument in writing duly executed by all of the parties hereto.

                  4.4 Severability. In the event that any provision of this Agreement shall be adjudicated to be void, illegal, invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby, and each of such remaining terms and provisions of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

                  4.5 Further Assurances. The parties agree to execute any further documents and take any further actions as may be reasonable and appropriate in order to carry out the purpose and the intent of this Agreement.

                  4.6 Counterparts. This Agreement may be executed in one or more counterpart copies, and each of which so executed, irrespective of the date of the execution and delivery, shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument. The signature pages of one or more of the counterpart copies may be removed from such counterpart copies and all attached to the same copy of this Agreement which, with all attached signature pages, shall be deemed to be an original Agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be executed as of the date first written above.


                                        Coastal Capital Partners, L.P.
                                        By:  Coastal Capital Partners, Inc.

                                        By:  /s/ Andrew K. Simpson
                                             --------------------------
                                             Andrew K. Simpson
                                             President


                                           /s/ Peter Galli
                                             --------------------------
                                               Peter Galli


                               Page 34 of 59 Pages

                                                                      EXHIBIT AJ

                          SECURITIES PURCHASE AGREEMENT


          This Securities Purchase Agreement ("Agreement") is entered into as of the 11th day of October, 1996, by and between Belcor Inc., a California corporation ("Buyer") and Coastal Capital Partners, L.P. ("Seller"), with reference to the following facts:

                                    RECITALS

          A. Seller owns no less than 15,500,000 shares (the "Shares") of the Common Stock, $0.01 par value (the "Common Stock") of Rio Grande Mining Company, a Nevada corporation ("Rio"). Buyer owns a ten year warrant to purchase
17,000,000 shares of the Common Stock at a price of $0.24 per share. Buyer is familiar with the business of Rio.

          B. Of the shares of Common Stock owned by Seller approximately 6,395,340 shares were acquired at $0.240 per share cash, with the balance acquired for approximately $0.181 per share cash. Accordingly, Seller has an average cost price per share of approximately $0.219.

          C. The price at which Buyer's common stock, $0.01 par value ("Belcor common stock") last traded in the public market in which it trades was on September 19, 1996, was $0.0625 per share. On September 27, 1996, the last available quoted bid and asked price was $0.05 and $0.07 per share.

          D. Rio's Common Stock is only entitled to elect two directors out of Rio's five directors with the balance elected by the holders of Rio's preferred stock. Accordingly, the Shares do not directly or indirectly possess more than fifty percent (50%) of the voting power of Rio.

          E. Buyer desires to purchase and Seller desires to sell the Shares on the terms and conditions set forth herein.

          THEREFORE, in consideration of the foregoing premises and the mutual covenants set forth herein, Buyer and Seller hereby agree as follows:

          1.      Sale of Shares.

                  (a) Sale and Purchase. On the terms and subject to the conditions set forth herein, Buyer hereby agrees to purchase, and Seller hereby agrees to sell, all of the Shares free and clear of all liens, charges, encumbrances and claims of any nature.

                  (b) Purchase Price. As full payment for the transfer and sale of the Shares to Buyer pursuant hereto, at the Closing (as hereinafter defined) Buyer shall issue to Seller 1.45 shares of Belcor common stock for each share of the Shares, or an aggregate of 22,475,000 shares (the "Belcor shares").


                               Page 35 of 59 Pages

          2.      Representations by Seller.

                  Seller hereby represents and warrants to Buyer as follows:

                  (a) Seller has good and marketable title to the Shares, free and clear of all liens, claims, encumbrances and restrictions, legal or equitable, of every kind, other than restrictions on transferability imposed by applicable state and federal securities laws. Seller has full and unrestricted legal right, power and authority to sell, assign and transfer the Shares to Buyer in accordance with this Agreement and, except as described hereinabove, the delivery of stock certificates to Buyer in accordance with Section 4 hereof will transfer valid title to the Shares, free and clear of all liens, encumbrances, claims and restrictions of every kind.

                  (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body that is binding upon Seller, (ii) violate any statute, law or regulation applicable to Seller with respect to the transactions contemplated herein or (iii) conflict with, result in the breach of the terms, conditions or provisions of or constitute a default, an event of default or event creating rights of acceleration, termination or cancellation under any note, instrument, agreement, mortgage, lease or other obligation to which Seller is a party or to which any part of the Shares or any of Seller's other properties, is subject.

                  (c) As a result of any act or failure to act by Seller, no person or entity has, or as a result of the transactions contemplated hereby will have, any right, interest or valid claim against or upon Buyer or Rio for any commission, fee or compensation as a finder, broker or in any similar capacity.

                  (d) Corporate Existence; Compliance with Law. Rio (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada; (ii) to the knowledge of the Seller, is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where it is material to its business to be so qualified; (iii) has the requisite corporate power and authority and the legal right to conduct its business as now conducted; (iv) to the knowledge of the Seller, has all material licenses, permits, consents or approvals from or by, and, to the knowledge of the Seller, has made all material filings with, and has given all material notices to, all governmental authorities having jurisdiction to the extent required for such ownership, operation and conduct; (v) is in compliance with its Articles of Incorporation and bylaws; and (vi) to the knowledge of the Seller, is in compliance in all material respects with all applicable provisions of law.

                  (e) Outstanding Stock; Options; Warrants, etc. The capital stock of Rio consists of 100,000,400 authorized shares of stock of which 100,000,000 is common stock, $0.01 par value and 400 shares is preferred stock, $0.01 par value, of which, 20,227,860 shares of Common Stock and 396.9410 shares of preferred stock are outstanding as of the date hereof. Outstanding warrants to purchase a total of 18,541,414 shares of common stock and no options for preferred shares are outstanding. Preferred stock can elect three out of five directors with the Common Stock electing the remaining two directors.

                  (f) No Litigation. Except as set forth on Schedule 2(f) hereto, no action, claim or proceeding is now pending or, to the knowledge of the Seller threatened, against Rio,

                               Page 36 of 59 Pages
at law, in equity or otherwise, before any court, board, commission, agency or instrumentality of any federal, state or local government or of any agency or subdivision thereof, or before any arbitrator or panel of arbitrators (a) which, if determined adversely, could have a Material Adverse Effect or (b) which pertains to the transactions contemplated by this Agreement. Except as set forth on Schedule 2(f) hereof, to the knowledge of Seller, no state of facts exists which is reasonably likely to give rise to any such action, claim or proceeding. "Material Adverse Effect" as utilized in this Agreement shall mean with respect to Rio, any circumstance, change in, or effect on the business of Rio that, individually, or in the aggregate with any other circumstances, changes in, or effects on the business, of Rio is, or could reasonably be expected to be, materially adverse to the business, operations, assets or liabilities, prospects, results of operations or the condition (financial or otherwise) of Rio taken as a whole.

                  (g) Subsidiaries. There currently exist no Subsidiaries of Rio.

                  (h) Financials.

                           (1)  The  financial  statements,  together  with  the
related notes, set forth in Schedule 2(g) attached, fairly present, on the basis stated therein, the financial position and the results of operations and changes in financial position of Rio at the respective dates or for the respective periods therein specified. Such statements and related notes have been prepared in accordance with GAAP applied on a consistent basis.

                           (2) Rio had no obligations, contingent liabilities or
liabilities for charges, long-term leases or unusual forward or long-term commitments which are not reflected in the financial statements which would have a material adverse effect.

                           (3) Since January 1, 1996, there has been no material
adverse change in the business, assets, operations, operating properties, prospects or financial or other condition of Rio. No dividends or other distributions have been declared, paid or made upon any shares of capital Stock of Rio, nor have any shares of capital Stock of Rio been redeemed, retired, purchased or otherwise acquired for value by Rio since inception of Rio.

                  (i) No Default. Rio is not in default, nor to the Seller's knowledge is any third party in default, under or with respect to any contract, agreement, lease or other instrument to which Rio is a party, except for any default which (either individually or collectively with other defaults arising out of the same event or events) would not have a material adverse effect.

                  (j) Burdensome Restrictions. No contract, lease, agreement or other instrument to which Rio is a party or by which Rio is bound and no provision of applicable law or governmental regulation has a material adverse effect, or insofar as the Seller can reasonably foresee is reasonably likely to have a material adverse effect.

                  (k)  Labor  Matters.   Rio  has  no  employees.   Rio  has  no
obligations to any former employees under COBRA.

                  (l) Other Ventures. Rio is not engaged in any joint venture or partnership with any other person.


                               Page 37 of 59 Pages

                  (m) Investment Company Act. To the knowledge of the Seller, Rio is not an "investment company" or an "affiliated person" of, or "promotor" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended. The consummation of the transactions contemplated by this Agreement will not violate any provision of such Act or any rule, regulation or order issued by the SEC thereunder.

                  (n) Taxes. All federal, state, local and foreign tax returns, reports and statements required to be filed by Rio have been filed with the appropriate governmental agencies, and all such returns, reports and statements are true and correct in all material respects, and all charges and other impositions shown thereon to be due and payable have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for nonpayment thereof, or any such fine, penalty, interest, late charge or loss has been paid. All additional taxes (including any related interest, fine, penalty, late charge or loss thereon) asserted against Rio by any taxing authority, if any, have been paid by Rio. Rio has paid when due and payable all requisite charges upon the books of Rio. Proper and accurate amounts have been withheld by Rio from its employees for all periods in full and complete compliance with the tax, social security and unemployment withholding provisions of applicable federal, state and local law and such withholdings have been timely paid to the respective governmental agencies. There are no taxable years for which Rio's tax returns are currently being audited by the Internal Revenue Service (the "IRS") or any other applicable governmental authority. Rio has not executed or filed with the IRS or any other governmental authority any agreement or period for assessment or collection of any charges. Rio has not filed a consent pursuant to IRC Section 241(f) or agreed to have IRC Section 341(f)(2) apply to any disposition of subsection (f) assets (as such term is defined in IRC Section 341(f)(4)). None of the property owned by Rio is property which Rio is required to treat as being owned by any other person pursuant to the provisions of IRC
Section  168(f)(8) or is  "tax-exempt  use  property"  within the meaning of IRC
Section 168(j)(3). Rio has not agreed or has been requested to make any adjustment under IRC Section 481(a) by reason of a change in accounting method or otherwise. Rio has no obligation under any tax sharing agreement and no potential liability for taxes of another member of a consolidated group pursuant to Treas. Reg. ss. 1.1502-6.

                  (o) ERISA. Rio does not maintain or contribute to any employee benefit plan.

                  (p) Environmental  Compliance. To the knowledge of the Seller,
no  release,   emission,   or  discharges  into  the  environment  of  hazardous
substances, as defined under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., or hazardous waste as defined under the Solid Waste Disposal Act, 42 U.S.C. Sections 6901 et seq., or air pollutants as defined under the Clear Air Act, 42 U.S.C. Section 7401 et seq., or toxic pollutants as defined under the Clean Water Act, 33 U.S.C. Section 1251 et seq., or the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., has occurred or is presently occurring on any real property owned or leased by Rio in excess of federally permitted releases or reportable quantities or other concentrations, standards, or limitations under the foregoing laws or any other federal, state or local laws or regulations.

                  (q) Employment and Labor Agreements. There are no employment or consulting agreements covering management of Rio, and there are no collective bargaining agreements or other labor agreements covering any employees of Rio, except as set forth in Schedule 2(q) attached. Except as set forth in Schedule 2(q)(i), no employee, officer or director

                               Page 38 of 59 Pages
of Rio or member of his immediate family is indebted to Rio, nor is Rio indebted (or committed to make loans or extend or guaranty credit) to any of them. Except as set forth in Schedule 2(q)(i), no employee, officer or director or Rio of member of his immediate family is a party to any agreement or understanding with Rio that would be required to be disclosed pursuant to Rule 404 under Regulation S-K of the 1933 Act.

                  (r) Patents, Trademarks, Copyrights and Licenses. Rio does not own, nor is it a licensee under licenses of, any material licenses, patents, patent applications, copyrights, service marks, trademarks, trademark applications and trade names; and Rio is not required to owns or be a licensee under any licenses of, any material licenses, patents, patent applications, copyrights, service marks, trademarks, trademark applications and trade names, in order to continue to conduct Rio's business as heretofore conducted by it, now conducted by it and proposed to be conducted by it. Rio conducts its business without infringement or claim of infringement of any license, patent, copyright, service mark, trademark, trade name, trade secret or other intellectual property right of others. There is no infringement or claim of infringement by others of any license, patent, copyright, service mark, trademark, trade name, trade secret or other intellectual property right of Rio.

                  (s) Full Disclosure. No information contained in this Agreement or any written statement furnished by or on behalf of Rio or Seller pursuant to the terms of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which made.

                  (t) No Material Adverse Effect. No material adverse effect has occurred since January 1, 1996, and is continuing.


                               Page 39 of 59 Pages

          3.      Representations by Buyer.

                  Buyer represents and warrants to Seller as follows:

                  (a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has the power and lawful authority to enter into this Agreement and to consummate the transactions provided for herein.

                  (b) The execution and delivery of this Agreement referred to herein, and the consummation of the transactions contemplated hereby and thereby, have been or will prior to the Closing Date be duly and validly authorized by the board of directors of Buyer, and no other acts or proceedings on the part of Buyer will be necessary to authorize this Agreement or the related agreements or the transactions contemplated hereby and thereby.

                  (c) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any provisions of the Articles of Incorporation of Buyer, (ii) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body that is binding upon Buyer, (iii) violate any statute, law or regulation applicable to Buyer with respect to the transactions contemplated herein or (iv) conflict with, result in a breach of the terms, conditions or provisions of or constitute a default, an event of default or event creating rights or acceleration, termination or cancellation under any note, instrument, agreement, mortgage, lease or other obligations to which Buyer is a party or to which any of its properties is subject.

                  (d) As a result of any act or failure to act by Buyer, no person or entity has, or as a result of the transactions contemplated hereby will have, any right, interest or valid claim against or upon Seller for any commission, fee or other compensation as a finder, broker or in any similar capacity.

                  (e) There have not been any material adverse changes in the business, assets, financial condition or prospects of Buyer that are not disclosed in the Annual Report on Form 10-KSB for the fiscal year ended October 31, 1995, as filed by Buyer with the Securities and Exchange Commission ("SEC"), or in the Quarterly Reports on Form 10-QSB for the fiscal quarters ended January 31, April 30 and July 31, 1996, as filed by Buyer with the SEC. Buyer has provided true and complete copies of said 10-KSB and 10-QSB Reports to Seller.

          4.      Closing.

                  The closing of the transactions provided for herein (the "Closing") shall take place at the offices of Buyer at 539 Broadway, Suite D, Sonoma, California 95476, at 1:00 p.m. on October 13, 1996, or such other date agreed to by the parties (the "Closing Date"). At the Closing, (a) Seller shall deliver to Buyer share certificates representing the Shares, duly endorsed in blank or accompanied by executed stock assignment forms (in either event, with signatures guaranteed), and (b) Buyer shall deliver to Seller its share certificate for 22,475,000 shares.


                               Page 40 of 59 Pages

          5.      Additional Matters and Covenants.

                  (a) Each of the parties hereto acknowledges that the execution of this Agreement and the consummation of the transactions provided for herein will result in certain filing obligations under applicable SEC rules and regulations, and Buyer and Seller each agrees to make all such filings on a timely basis in accordance with such SEC rules and regulations.

                  (b) In connection with the transaction contemplated by this Agreement, the parties have agreed that Buyer shall have received on or before November 15, 1996, an opinion of an independent financial and advisory firm or consultant affirming the fairness to Buyer and its stockholders from a financial point of view the transactions contemplated by this Agreement. To the extent the opinion requires the reduction of the exchange ratio, then Seller agrees to acquire additional shares of Buyer through exercise of its outstanding warrant so as to retain its five-sixths ownership of the outstanding shares of Buyer.

          6.      Securities Representations.

                  In addition to the other representations made in Sections 2 and 3 hereof, Buyer and Seller hereby represent and warrant to the other as follows:

                  (a) Buyer and Seller acknowledge that the Shares and the Belcor shares are and will be acquired solely by and for the Buyer and Seller, respectively, for investment and not as a nominee or agent for the benefit of any other person or entity, and neither Buyer nor Seller has any current intention of distributing, reselling, or assigning any of the Shares or Belcor shares, other than in accordance with the provisions of the Securities Act of 1933, as amended ("1933 Act"), and the rules and regulations adopted by the SEC under the 1933 Act and any other applicable laws.

                  (b) Buyer and Seller understand that none of the Shares or Belcor shares have been registered under the 1933 Act and that neither Rio nor Buyer is under any obligation to register or assist the other in registering any of the securities. Buyer and Seller further understand and agree that the Shares and Belcor shares must be held indefinitely unless subsequently registered under the 1933 Act or an exemption from registration under the 1933 Act covering any sale of the securities is available. Buyer and Seller understand that legends reflecting these restrictions on transferability will be set forth on any certificates evidencing the securities.

                  (c) Buyer and Seller are aware that (i) its investment in the Shares or Belcor shares involves a possible degree of risk, lack of liquidity and substantial restriction on transferability and (ii) no federal or state agency has made any finding or determination as to the fairness for investment in, or any recommendation or endorsement of, any of the securities.

                  (d) Buyer and Seller have sufficient financial resources available to support the loss of all or a portion of each's investment in the securities, has no need for liquidity with respect to its investment in the securities and is able to bear the economic risk of the investment.

                  (e) Buyer and Seller are sophisticated and experienced in financial, business and investment matters, and are aware of Rio's and Belcor's financial condition and business

                               Page 41 of 59 Pages
affairs and, as a result, are in a position to evaluate the merits and risks of an investment in the securities.

                  (f) Buyer and Seller have each relied solely upon the advice of their advisors and independent investigations made by each in deciding to invest in the securities, and no oral or other representations other than those explicitly set forth in this Agreement have been made to Buyer or Seller regarding Rio, Belcor or the securities.

          7.      Further Assurances.

                  At the Closing, and from time to time thereafter, Seller and Buyer shall execute and deliver to the other such other documents and instruments, and take such other actions, as each may reasonably request in order to more fully vest in each and to perfect their respective title to the securities.

          8.      Miscellaneous.

                  (a) Notices. All notices, requests, consents and other communications required or permitted under this Agreement shall be in writing (including communications transmitted by facsimile) and shall be (as elected by the person giving such notice) hand delivered by messenger or courier service, transmitted by facsimile or mailed by registered or certified mail (postage prepaid), return receipt requested, addressed as follows:

           If to Buyer:  Belcor Inc.
                         P.O. Box 199
                         Sonoma, California 95476-0199
                         Attention: Andrew K. Simpson, Chief Executive Officer FAX No. (707) 935-0868

           If to Seller: Coastal Capital Partners, L.P.
                         101 Morgan Lane, Suite 180
                         Plainsboro, New Jersey 08536
                         Attention:  Teresa Morris
                         FAX No. (609) 936-9088

or to such other address or facsimile number as any party may designate by notice complying with the terms of this Section 8(a). Each such notice shall be deemed delivered (a) on the date delivered by personal delivery, (b) on the date of transmission with confirmation of transmission if by facsimile and (c) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed.

                  (b) Specific Performance. The parties hereto acknowledge that they have bargained for the performance of the specific duties and obligations of each of the parties contained in this Agreement and that, in the event of default by any party hereunder, money damages will not adequately compensate the injured party. Accordingly, each party hereto agrees and consents to the specific performance of such party's duties and obligations hereunder by the valid judgment or decree of a court of competent jurisdiction in the event of such party's failure to perform such duties and obligations in accordance with their terms.

                               Page 42 of 59 Pages

                  (c) Successors in Interest. This Agreement shall be binding upon and shall inure to the benefit of the successors, assigns, personal representatives, heirs and legatees of the respective parties hereto.

                  (d) Choice of Law. It is the intention of the parties that the substantive laws of California shall govern the validity of the Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereunder.

                  (e) Severability. In the event any provision hereof shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                  (f) Separate Counsel. The parties acknowledge that Buyer and Seller each had separate legal counsel in connection with this Agreement.

                  (g) Integrated Agreement. The foregoing constitutes the entire agreement of the parties on the subject hereof, and there are no agreements or understandings between the parties relating to the sale of the Shares by Seller to Buyer other than those set forth herein.

                  (h) Counter Execution. Separate copies of this Agreement may be signed by the parties hereto, with the same effect as though all of the parties had signed one copy of this Agreement.


                               Page 43 of 59 Pages

                  IN  WITNESS  WHEREOF,   the  undersigned  have  executed  this
Securities Purchase Agreement as of the date first above written.

                                  COASTAL CAPITAL PARTNERS, L.P.
                                  By:  COASTAL CAPITAL PARTNERS, INC.,
                                              as General Partner



                                  By:   /s/ Andrew K. Simpson
                                      ---------------------------------
                                              Andrew K. Simpson,
                                              Chief Executive Officer


                                   BELCOR INC.



                                  By:   /s/ Andrew K. Simpson
                                      ---------------------------------
                                              Andrew K. Simpson,
                                              President


                               Page 44 of 59 Pages

                                                                      EXHIBIT AK

                           WARRANT PURCHASE AGREEMENT


          THIS WARRANT PURCHASE AGREEMENT (this "Agreement") is made as of October 11, 1996 by and between Rio Grande Mining Company, a Nevada corporation ("Purchaser") and Belcor, Inc., a California corporation ("Seller").


                                    RECITALS


          WHEREAS, pursuant to that certain Amended and Restated Termination Agreement, dated as of June 6, 1996, between the Purchaser and the Seller, the Purchaser issued to the Seller a ten year warrant (the "Settlement Warrant") in favor of the Seller to purchase up to a maximum of 17,000,000 unregistered shares of common stock of the Purchaser (the "Shares") at an exercise price of $.24 per share; and

          WHEREAS, the Purchaser desires to purchase from the Seller and the Seller desires to sell and assign to the Purchaser, at a purchase price equal to 9,000,000 shares of the Purchaser's common stock, the Settlement Warrant.


                                    AGREEMENT


          NOW,   THEREFORE,   in   consideration   of  the   mutual   covenants,
representations and agreements contained herein, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto covenant and agree as follows:

          1. Purchase and Sale Settlement Warrant. Subject to the terms and conditions set forth in this Agreement, the Seller hereby sells, assigns and delivers to the Purchaser, and the Purchaser hereby accepts, acquires and takes delivery of, the Settlement Warrant, free and clear of all liens, claims and encumbrances. In connection with such sale, the Seller hereby delivers a written assignment of the Settlement Warrant duly executed in favor of the Purchaser.

          2. Purchase Price. As full consideration for the sale to the Purchaser of the Settlement Warrant, the Purchaser has issued to the Seller 9,000,000 unregistered shares of its common stock as the purchase price for the Settlement Warrant (the "Purchase Price Shares").

          3. Consent to Transfer. As required under Section 8 of the Settlement Warrant, the Purchaser, in its capacity as the issuer of such Warrants, hereby consents to the sale and assignment of the Settlement Warrant as contemplated herein.

          4. Representations, Warranties and Covenants of the Purchaser. The Purchaser represents, warrants and covenants to the Seller that:


                               Page 45 of 59 Pages

                  4.1. The Purchase Price Shares when issued in accordance with the terms of this Agreement will be validly issued, fully paid and nonassessable, and free and clear of all liens, charges and encumbrances, and upon issuance to the Seller of the Purchase Price Shares, the Seller will indefeasibly own good and marketable title to the Purchase Price Shares, free and clear of all pledges, liens and encumbrances.

                  4.2. The execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action.

                  4.3. This Agreement constitutes the valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors' rights generally and by legal and equitable limitations on the availability of specific remedies.

          5. Representations, Warranties and Covenants of the Seller. The Seller represents, warrants and covenants to the Purchaser that:

                  5.1. The Seller owns the Settlement Warrant free and clear of all liens, charges and encumbrances, and upon the sale and assignment to the Purchaser of the Settlement Warrant, the Seller will indefeasibly own good and marketable title to the Settlement Warrant.

                  5.2. The execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action.

                  5.3. This Agreement constitutes the valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors' rights generally and by legal and equitable limitations on the availability of specific remedies.

          6.      Miscellaneous.

                  6.1. Governing Law. This Agreement is made in, and shall be governed, enforced and construed under the laws of, the State of California, without regard to the conflict of laws principles thereof.

                  6.2. Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof, and shall supersede and replace all prior understandings and agreements, whether oral or in writing. The parties confirm and acknowledge that there are no other promises, covenants, understandings, agreements, representations or warranties with respect to the subject matter of this Agreement, except as expressly set forth herein or in any instrument executed concurrently herewith.

                  6.3. Further Assurances. The parties agree to execute any further documents and take any further actions as may be reasonable and appropriate in order to carry out the purpose and the intent of this Agreement.


                               Page 46 of 59 Pages

                  6.4.  Modification.   This  Agreement  may  not  be  modified,
terminated or amended in any respect, except pursuant to an instrument in writing duly executed by all of the parties hereto.

                  6.5. Severability. In the event that any provision of this Agreement shall be adjudicated to be void, illegal, invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby, and each of such remaining terms and provisions of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

                  6.6. Counterparts. This Agreement may be executed in one or more counterpart copies, and each of which so executed, irrespective of the date of the execution and delivery, shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument. The signature pages of one or more of the counterpart copies may be removed from such counterpart copies and all attached to the same copy of this Agreement which, with all attached signature pages, shall be deemed to be an original Agreement.

                               Page 47 of 59 Pages

          IN WITNESS WHEREOF, the parties hereto have caused this Warrant Purchase Agreement to be executed as of the date first written above.

                                   BELCOR INC.


                                   By:  /s/ Andrew K. Simpson
                                      ---------------------------------
                                            Andrew K. Simpson,
                                            Chief Executive Officer



                                   RIO GRANDE MINING COMPANY


                                   By:  /s/ Andrew K. Simpson
                                      ---------------------------------
                                            Andrew K. Simpson
                                            Chief Executive Officer


                               Page 48 of 59 Pages

                                   ASSIGNMENT
                 (To be signed only upon assignment of Warrant)


          FOR  VALUE  RECEIVED,   the  undersigned  hereby  sells,  assigns  and
transfers unto

Rio Grande Mining Company, 101 Morgan Lane, Suite 180
Plainsboro, NJ  08536

          (Name and Address of Assignee Must Be Printed or Typewritten)

--------------------------------------------------------------------------------

the within Warrant, hereby irrevocably constituting and appointing

______________________________________________________________________  Attorney
to transfer said Warrant on the books of the Company, with full power of substitution in the premises.


DATED:    October 11, 1996


                                             ------------------------------
                                             Signature of Registered Holder

Signature Guaranteed:                   NOTE:
          The above signature must correspond with the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatever, unless this Warrant has been assigned.


                               Page 49 of 59 Pages

                                                                      EXHIBIT AL

                 AGREEMENT OF PURCHASE AND SALE OF REAL PROPERTY

          This Agreement of Purchase and Sale of Real Property ("Agreement") is made and entered into as of this 11th day of October, 1996, by and between Rio Grande Mining Company, a Nevada corporation ("Rio Grande") as buyer, and Belcor Inc., a California corporation ("Belcor") as seller.

          1. Purchase and Sale of Property. Belcor agrees to sell to Rio Grande and Rio Grande agrees to purchase from Belcor all of Belcor's right, title and interest in the minerals and mineral rights in, on, under and covered by all of the lands located in Shafter, Texas in Presidio County, Texas (the Red Hills Property") as more particularly described in the deed without warranty in the form set forth in Exhibit A hereto (the "Deed").

          2. Purchase Price. The purchase price for the Red Hills Property shall be 2,500,000 unregistered shares of common stock of Rio Grande (the Shares"), issuable by Rio Grande to Belcor at the "Closing" (as hereinafter defined).

          3. Closing. The purchase and sale of the Red Hill Property shall take place on a date on or before October __, 1996 (the "Closing Date"). The transactions contemplated hereby shall occur at a closing ("Closing") to take place at the offices of Mayer, Brown & Platt in Los Angeles, California or such other location as may be mutually agreed upon by Rio Grande and Belcor. On the Closing Date, Belcor shall deliver such instruments and documents as Rio Grande shall reasonably deem necessary or convenient, including a notarized and executed Deed in order to convey, transfer and assign to Rio Grande all of Belcor's right, title and interest in and to the Red Hills Property and Rio Grande shall simultaneously issue to Belcor a number of shares of its common stock equal to the Purchase Price. If the Closing occurs prior to the receipt of the tax bill for the calendar year or other applicable tax period in which the Closing occurs, Belcor and Rio Grande shall prorate taxes for such calendar year or other applicable tax period based upon the most recent ascertainable assessed values and tax rates using the tax bill for the previous calendar year or other applicable tax period. In the event that final bills are not available or cannot be issued prior to the Closing for any item being prorated under this Section 3, then Belcor and Rio Grande agrees to allocate such items on a fair and equitable basis as soon as such bills are available, final adjustment to be made as soon as reasonably possible after the Closing.

          4. Representations and Warranties of Rio Grande. Rio Grande hereby represents and warrants to Belcor that:

                  4.1. The Shares when issued in accordance with the terms of this Agreement will be validly issued, fully paid and nonassessable, and free and clear of all liens, charges and encumbrances, and upon transfer of the Shares to Belcor, Belcor will indefeasibly own good and marketable title to the Shares, free and clear of all pledges, liens and encumbrances.

                  4.2. The execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action.


                               Page 50 of 59 Pages

                  4.3. This Agreement constitutes the valid and binding obligation of Rio Grande, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors' rights generally and by legal and equitable limitations on the availability of specific remedies.

          5.  Representations,   Warranties  and  Covenants  of  Belcor.  Belcor
represents, warrants and covenants to Rio Grande that:

                  5.1. It has not sold, assigned or conveyed any of the Red Hills Property prior to the date hereof.

                  5.2. It is duly authorized to enter into this Agreement and to consummate the transactions contemplated hereby.

                  5.3. It understands that the Shares are not being registered under the Securities Act of 1933 ("1933 Act") or any state securities or "Blue Sky" laws and are being sold to Belcor in a transaction intended to be exempt from the registration requirements of the 1933 Act and any such laws.

                  5.4. It has knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Shares, and is able to bear the economic risk of investment in the Shares. Belcor has been furnished with and had an opportunity to review all information regarding the Shares which it has requested from Rio Grande and has had any questions arising from such review answered by Rio Grande.

                  5.5. It is acquiring the Shares for its own account and not with a view to distribution within the meaning of the 1933 Act or state blue sky laws, and it will not, directly or indirectly, voluntarily offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to purchase or otherwise acquire or take a pledge of) any such Shares except in compliance with the 1933 Act and the rules and regulations promulgated thereunder.

                  5.6. It understands that the Shares cannot be resold unless they are first registered under the 1933 Act and any applicable state securities or "Blue Sky" laws, or such sale is made pursuant to an exemption from the registration requirement of the 1933 Act and such laws, and that each of the Shares bears the following legend:

          THE SECURITIES REPRESENTED HEREBY HAVE BEEN ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND ARE NOT REGISTERED THEREUNDER. IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THESE SECURITIES, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, EXCEPT PURSUANT TO A REGISTRATION STATEMENT DULY FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, UNLESS AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

          6. Further Assurances. Rio Grande and Belcor shall cooperate with each other and execute and deliver such further instruments and documents as may be necessary to more fully

                               Page 51 of 59 Pages
effectuate the purposes and intent of this Agreement and the transfer of the Red Hills Property to Rio Grande.

          7.  Entire  Agreement;   Survival  of  Rights  and  Obligations.  This
Agreement constitutes the entire Agreement between Rio Grande and Belcor pertaining to the subject matter hereof and may not be amended except by a written instrument duly executed by the party to be charged. The provisions of this Agreement to be performed after Closing shall survive the Closing and the recordation of the Deed and/or other instruments of transfer; all other provisions of this Agreement shall be deemed to have merged into the Deed upon the Closing.

          8. Successors and Assigns. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and, as applicable, their respective successors, assigns, heirs, executors and administrators.

          9. Counterparts. This Agreement may be executed in one or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

          10. Time of Essence. It is expressly understood and agreed that time is of the essence of this Agreement and every part hereof.



          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.



RIO GRANDE MINING COMPANY


By:  /s/ Andrew K. Simpson
   ---------------------------------
         Andrew K. Simpson
         Chief Executive Officer


BELCOR INC.


By:  /s/ Andrew K. Simpson
   ---------------------------------
         Andrew K. Simpson,
         Chief Executive Officer


                               Page 52 of 59 Pages

                                    Exhibit A

                              DEED WITHOUT WARRANTY

THE STATE OF TEXAS         ss.
                           ss. KNOW ALL MEN BY THESE PRESENTS:
COUNTY OF PRESIDIO         ss.


          THAT BELCOR INC., a California corporation ("Grantee") whose address is 18004 Skypark Circle, Irvine, CA 92714 ("Grantor"), FOR AND IN CONSIDERATION of the sum of Ten and No/100 Dollars ($10.00) in hand paid by RIO GRANDE MINING COMPANY, a Nevada corporation ("Grantee") and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, has GRANTED, SOLD and CONVEYED and by these presents does GRANT, SELL and CONVEY unto Grantee all rights, titles and interest, if any, of the Grantor in the minerals and mineral rights in, on, under and covered by all of following described lands situated in Presidio County, Texas (said rights, titles, and interest being hereinafter referred to collectively as the "Property") and more particularly described as follows:

          ALL of SURV. 2, ABST. 2813, CERT. 49/7109, J.B. LACOSTE, H&TC Ry. Co. BLOCK No. 7, consisting of 640 acres of land, more or less.

          ALL of SURV. 33, ABST. 1728, CERT. 388, M. TARIN, within H&TC Ry. Co. BLOCK No. 7, consisting of 320 acres of land, more or less.

          ALL of SURV. 34, ABST. 1729, CERT. 388, M. TARIN, within H&TC Ry. Co. BLOCK No. 7, consisting of 320 acres of land, more or less.

          ALL of SURV. 186, ABST. 2508 or 84, CERT. 1096, M CUBIER, within H&TC Ry. Co. BLOCK No. 7, consisting of 160 acres of land, more or less.

          ALL of SURV. 187, ABST. 85, CERT. 1096 or 47/7110, M. CUBIER, within H&TC Ry. Co. BLOCK No. 7, consisting of 160 acres of land, more or less.

          TO HAVE AND TO HOLD the Property, together with the rights and appurtenances thereto in any wise belonging unto Grantee, its successors and assigns forever.


                               Page 53 of 59 Pages

          This Deed Without Warranty is not intended to be a quitclaim deed and is intended to be a conveyance of the Property rather than merely a conveyance of Grantor's interest therein.

          NOTWITHSTANDING ANYTHING HEREIN CONTAINED TO THE CONTRARY, THIS CONVEYANCE IS MADE WITHOUT EXPRESSED OR IMPLIED WARRANTY OR TITLE OR OTHER WARRANTY (WHETHER STATUTORY, EXPRESS, IMPLIED OR WHICH OTHERWISE ARISE BY COMMON
LAW) AND IS MADE "AS IS, WHERE IS AND WITH ALL FAULTS," PROVIDED, HOWEVER, THAT GRANTOR DOES HEREBY REPRESENT THAT IT HAS NOT SOLD, ASSIGNED OR CONVEYED ANY OF THE PROPERTY PRIOR TO THE DATE HEREOF.


          EXECUTED this the __________ day of October __, 1996.


                                             BELCOR INC.


                                             By:___________________________
                                                Name:  Andrew K. Simpson
                                                Title: President


                               Page 54 of 59 Pages

STATE OF CALIFORNIA )
                    )
COUNTY OF SONOMA    )


On October __, 1996, before me, _______________________, a Notary Public in and for said State, personally appeared Andrew K. Simpson, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her authorized capacity, and that by his/her signature on the within instrument such person, or the entity upon behalf of which such person acted, executed such instrument.

WITNESS my hand and official seal.


                                             ------------------------------
                                             (Signature)
                                             My Commission Expires:__________

[Affix Notarial Seal]



AFTER RECORDATION, RETURN TO:

Mr. Timothy Ellwood
Mayer, Brown & Plat
700 Louisiana, Suite 4400
Houston, TX  77002


                               Page 55 of 59 Pages

                                                                      EXHIBIT AM

                                Westerly Partners
                            620 Newport Center Drive
                                 Eleventh Floor
                         Newport Beach, California 92660
                       (714) 955-200 o Fax (714) 955-1812




October 11, 1996


BOARD OF DIRECTORS
Belcor, Inc.
539 Broadway Suite D
Sonoma, CA 95476
ATTN:  Mr. Andrew K. Simpson
President & Chief Executive Officer

Dear Mr. Simpson,

We understand that Belcor, Inc. proposes to enter into a Plan of Contribution providing for the transformation of Belcor, Inc. on terms summarized in this and other documents prepared by Belcor, Inc. and certain other experts. The Contribution Plan provides that:

          - Coastal Capital Partners, L.P. contributes 15,500,000 shares of Rio Grande Mining Company, a Nevada corporation, to Belcor, Inc. in return for 22,475,000 unregistered shares of Belcor, Inc. as provided for in the related Securities Purchase Agreement effective October 11, 1996.

          - Rio Grande Mining Company acquires the asset known as the "Red Hills Property" in exchange for 2,500,000 shares of Rio Grande Mining Company Common Stock to be issued to Belcor, Inc. as provided for in the related Agreement of Purchase and Sale of Real Property effective October 11, 1996.

          - Belcor, Inc. delivers the existing Settlement Warrant for 17,000,000 Rio Grande Mining Company shares to Rio Grande Mining Company with the agreement that it will be extinguished in return for delivery of 9,000,000 shares of new Rio Grande Mining Company Common stock as provided for in the related Warrant Purchase Agreement effective October 11, 1996.

You have asked for our opinion as to whether the consideration to be received by Belcor, Inc. pursuant to the proposed Contribution Plan is fair to the Belcor, Inc. shareholders from a financial point of view.


                               Page 56 of 59 Pages

Mr. Andrew K. Simpson
Belcor, Inc.
October 11, 1996
Page 2

In connection with this opinion, we have among other things:

I) Reviewed the financial statements of recent years and interim periods to date and certain other relevant financial and operating data of Belcor, Inc. made available to us from published sources and from certain records of Belcor, Inc.;

II) Analyzed the financial impact of this Contribution Plan on Belcor, Inc.'s value on a per share basis;

III) Discussed the business and prospects of Belcor, Inc. including the impact of the Contribution Plan thereon, with senior management of Belcor, Inc.;

IV) Reviewed certain Transaction Outline Memoranda and such information related to Coastal Capital Partners, L.P.'s contribution of Rio Grande Mining Company stock to Belcor, Inc. which were prepared by Belcor, Inc.'s management;

V) Confirmed that Belcor, Inc. had no outstanding Profit Sharing Plan or other contingent employee plan obligations;

VI) Reviewed publicly available financial and market data for certain companies which we deemed comparable to Belcor, Inc.;

VII)  Reviewed  publicly  available   financial  and  market  data  for  certain
acquisitions and recapitalizations of companies which we deemed comparable to Belcor, Inc.;

VIII) Reviewed certain valuation documents prepared for Rio Grande Mining Company by independent analysts;

IX) Made such other analyses and examinations as we have deemed appropriate.

We have not independently verified the information considered in our review and for purposes of the opinions set forth herein, we have assumed and relied upon the accuracy and completeness of all such information as provided by management and others.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the data hereof, the consideration to be received by Belcor, Inc. pursuant to the Contribution Plan is fair to the Belcor, Inc. shareholders from a financial point of view.

                                                     Respectfully submitted,



                                                     WESTERLY PARTNERS

                               Page 57 of 59 Pages

                                                                      EXHIBIT AN



                                                           FOR IMMEDIATE RELEASE
                                                             October 13, 1996


Contact:    Tom Goolsby                             Bryan C. Hansen
            Howard Bronson & Company, Inc.          Belcor, Inc.
            (212) 867-6160                          (707) 935-3284



                        BELCOR ANNOUNCES 80% OWNERSHIP OF
                            RIO GRANDE MINING COMPANY


Sonoma, California - October 13, 1996. Belcor, Inc. (OTC-BLCR) ("Belcor") today announced its Board of Directors, on October 11, 1996, approved the acquisition of 80.74% of the common stock of Rio Grande Mining Company ("Rio"), a privately-held company in the development stage from Coastal Capital Partners, L.P. ("Coastal"), a significant existing shareholder of Belcor. As a result of the transaction, Coastal increased its ownership in Belcor from approximately 16% to slightly over 80%. No management changes are contemplated as a result of the transaction.

Rio's principal asset is the Shafter/Presidio Project located in Presidio County, Texas. This project is a non-operating silver property in which over $16 million for exploration and development was invested by a prior owner in the late 1970's and early 1980's. Rio's management estimates, based upon old reports which have not been updated, that the Shafter/Presidio Project contains over 30 million ounces of silver mineralized material. The old Presidio Mine, which is included in the Shafter/Presidio property, produced over 30 million ounces of silver during the period 1883 through 1942.

Belcor acquired the Rio stock in the following manner:

          1) Coastal contributed 15,500,000 of its Rio shares to Belcor in exchange for 22,475,000 newly issued shares of Belcor based on an exchange ratio of one share of Rio for 1.45 shares of Belcor.

          2)      In exchange for 9,000,000 Rio common shares,  Belcor  canceled
                  its  outstanding   10-year   settlement  warrant  to  purchase
                  17,000,000 Rio shares at $.24 per share.

          3) Belcor agreed to sell its copper mineral prospect known as the Red Hills property to Rio for 2,500,000 Rio shares. At the time of this transaction, the Red Hills property was carried on Belcor's balance sheet at a value of $116,000 and was subject to a three-year option by Rio to purchase the property for $600,000.


                               Page 58 of 59 Pages

          4) As a result of the transactions described above, Belcor acquired 27,000,000 Rio common shares, or approximately 80.74% of the total Rio shares outstanding.

As of July 31, 1996, the date of Rio's latest unaudited financial statements, Rio had total assets of $2.26 million and total stockholders' equity of $1.19 million. For the nine months ended July 31, 1996 and from inception on September 28, 1992 through July 31, 1996, Rio incurred net losses of $389,000 and $1,011,000, respectively.

Belcor has approximately $17 million in net operating losses for federal income tax purposes. As a result of the transaction described above, Belcor's ability to fully utilize such losses in the future may be significantly limited.


                               Page 59 of 59 Pages